U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of July 2005

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	Press release dated July 14, 2005, relating to the announcement of revision of the forecast for the third quarter consolidated results for the fiscal year ending December 31, 2005.

2.	Press release dated July 14, 2005, relating to the allocation of stock options.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	July 15, 2005	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

Trend Micro Announces Revision of Forecasts of Consolidated Financial Results for the

Second Quarter of Fiscal Year Ending December 31, 2005

Tokyo, Japan – July 14, 2005 - Trend Micro (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, today announced that the forecast of financial results for the second quarter of the fiscal year ending December 31, 2005, which were announced on April 21, 2005, has been revised as set forth below:

1.	Revision of forecast of financial results for the second quarter of FY2005 (U.S. GAAP) (April 1, 2005 to June 30, 2005)

	(in millions of yen)
	Net Sales	Operating Income	Net Income
Forecast previously published (A)	17,500	7,000	4,200
Revision made (B)	17,000	5,500	3,500
Difference (B-A)	-500	-1,500	-700
Ratio of increase or decrease	-2.9%	-21.4%	-16.7%

2.	Reason for Revision

The Company has considered the effect of the April 23rd virus pattern file incident on SGA and sales of the Company’s products in Japan and has made downward revisions on its projections. The cost effect of this incident is 903 million yen as of the end of June.

As a result of this revision, compared to the previous forecast, there is a decrease of 2.9% in Net Sales and a decrease of 21.4% and 16.7% in Operating Income and Net Income, respectively.

Notice Regarding Forward Looking Statements

Certain statements that we make in this release are forward-looking statements. These forward-looking statements are based upon management’s current assumptions and beliefs in light of the information currently available to it, but involve known and unknown risks and uncertainties.

Many important factors could cause our actual results to differ materially from those expressed in our forward-looking statements. These factors include:

•	Difficulties in addressing new virus and other computer security problems;

•	Timing of new product introductions and lack of market acceptance for our new products;

•	The level of continuing demand for, and timing of sales of our existing products;

•	Rapid technological change within the anti-virus software industry;

•	Changes in customer needs for anti-virus software;

•	Existing products and new product introductions by our competitors and the pricing of those products;

•	Declining prices for our products and services;

•	The effect of future acquisitions on our financial condition and results of operations;

•	The effect of adverse economic trends on our principal markets;

•	The effect of foreign exchange fluctuations on our results of operations;

•	An increase in the incidence of product returns;

•	The potential lack of attractive investment targets; and

•	Difficulties in successfully executing our investment strategy.

•	We assume no obligation to update any forward-looking statements.

For more details regarding risk factors relating to our future performance, please refer to our filings with the SEC.

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers. For additional information and evaluation copies of all Trend Micro products, visit our website at www.trendmicro.com.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-3-5334-4899

Fax: +81-3-5334-4874

ir@trendmicro.co.jp

Trend Micro Notice relating to Allocation of Stock Options

(Stock Acquisition Rights)

Tokyo, Japan –July 14, 2005 - Trend Micro (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, today resolved at a meeting of its Board of Directors the details of stock acquisition rights to be issued as stock options (the “Stock Acquisition Rights) pursuant to Article 280-20 and 280-21 of the Commercial Code of Japan and the resolution at the 16th ordinary general meeting of shareholders on March 25, 2005.

1. Issue date of stock acquisition rights:

July 22, 2005

2. Number of stock acquisition rights to be issued:

6,915 (The number of shares to be issued upon exercise of each Stock Acquisition Right is 500)

3. Class of shares subject to the exercise of stock acquisition rights:

Common shares of the Company

4. Issue price of stock acquisition rights:

None

5. Amount to be paid upon exercise of stock acquisition rights (exercise price):

To be decided on July 22, 2005

6. Aggregated amount to be issued or transferred upon exercise stock acquisition rights:

To be decided on July 22, 2005

7. Exercise period of the stock acquisition rights:

From July 22, 2006 to July 21, 2010

8. Amount to be accounted for as stated capital:

The amount to be accounted for as stated capital shall mean an amount obtained by multiplying the exercise price (to be decided on July 22, 2005) by 0.5, with any fraction amounts to be rounded up to a full yen.

9. Individuals who will be allotted the stock acquisition rights:

The directors and employees and staff seconded to, of the Company and its affiliates, totally 2,044 persons

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit our Web site, www.trendmicro.com.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-3-5334-4899

Fax: +81-3-5334-4874

ir@trendmicro.co.jp